UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

THE SECURITIES EXCHANGE ACT OF 1934

Date:  March 7, 2024

Commission File No. 0-53646

Grown Rogue International Inc. (formerly Novicius Corp.)

(Translation of Registrant’s name into English)

550 Airport Road

Medford, Oregon, United States 97504

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐          No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐          No ☒

TABLE OF CONTENTS

1.	News Release - Goodness Growth Holdings and Grown Rogue International Announce Strategic Advisory Agreement, as originally filed on Sedar on May 25, 2023
2.	Form 51-102F3 Material Change Report regarding Goodness Growth Holdings and Grown Rogue International Announce Strategic Advisory Agreement, as originally filed on Sedar on June 2, 2023
3.	News Release – Consulting Agreement between Goodness Growth and Grown Rogue, as originally filed on Sedar on June 2, 2023
4.	Consolidated Financial Statements for the three and six months ended April 30, 2023 and 2022, as originally filed on Sedar on June 19, 2023
5.	Form 51-102F1 Management Discussion & Analysis for the three and six months ended April 30, 2023, as originally filed on Sedar on June 19, 2023
6.	Form 52-109FV2 CEO Certification of Annual Filings Venture Issuer Basic Certificate, as originally filed on Sedar on June 19, 2023
7.	Form 52-109FV2 CFO Certification of Annual Filings Venture Issuer Basic Certificate, as originally filed on Sedar on June 19, 2023
8.	News Release - Grown Rogue Reports Second Quarter 2023 Results, Record Operation Cash Flow and Free Cash Flow, as originally filed on Sedar on June 20, 2023
9.	News Release - Grown Rogue Announces Proposed Convertible Debenture Financing of up to US$5,000,000, as originally filed on Sedar on July 4, 2023
10.	Notice of Meeting and Record Date, as originally filed on Sedar on July 6, 2023
11.	Notice of Meeting and Record Date (amended), as originally filed on July 7, 2023
12.	News Release- Grown Rogue Closes Convertible Debenture Financings for Gross Proceeds of US5,000,000, as originally filed on Sedar July 13, 2023
13.	Form 51-102F3 regarding Convertible Debenture Financings, as originally filed on Sedar on July 18, 2023
14.	Other- Request for Financial Statements, as originally filed on Sedar on August 17, 2023
15.	Notice of Annual and Special Meeting of Shareholders, as originally filed on Sedar on August 17, 2023
16.	Form of proxy for Annual and Special Meeting of Shareholders, as originally filed on Sedar on August 17, 2023
17.	Management Information Circular, as originally filed on Sedar on August 17, 2023
18.	News Release- Grown Rogue Closes Second and Final Tranche of Convertible Debenture Financing for Total Proceeds of US$6,000,000, as originally filed on Sedar on August 17, 2023
19.	Form 72-503F Report of Distributions Outside Canada, as originally filed on Sedar on August 23, 2023
20.	Form 51-102F3 Material Change Report regarding Closing of Second Tranche of Convertible Debenture Financing, as originally filed on Sedar on August 25, 2023
21.	News Release- Grown Rogue Announces Partial Conversion of US$2,000,000 Debenture Financing
22.	Management Information Circular, as originally filed on Sedar on September 7, 2023
23.	Other- Request for Financial Statements, as originally filed on Sedar on September 7, 2023
24.	Form of proxy for Annual and Special Meeting of Shareholders, as originally filed on Sedar on September 7, 2023
25.	Notice of Annual and Special Meeting of Shareholders, as originally filed on Sedar on September 7, 2023

26.	Consolidated Financial Statements for the three and nine months ended July 31 2023, and 2022, as originally filed on Sedar on September 27, 2023
27.	Form 51-102F1 Management Discussion & Analysis for the three and nine months ended July 31, 2023, as originally filed on Sedar on September 27, 2023
28.	Form 52-109FV2 CEO Certification of Annual Filings Venture Issuer Basic Certificate, as originally filed on Sedar on September, 2023
29.	Form 52-109FV2 CFO Certification of Annual Filings Venture Issuer Basic Certificate, as originally filed on Sedar on September 27, 2023
30.	News Release- Grown Rogue Reports Third Quarter 2023 Results, Record Revenue with 48% Year-over-Year Growth, as originally filed on Sedar on September 28, 2023
31.	News Release- Grown Rogue Announces Entry into New Jersey, as originally filed on Sedar on October 4, 2023
32.	News Release- Goodness Growth Holdings and Grown Rogue International Announce the Completed Issuance of Warrants, as originally filed on Sedar on October 6, 2023
33.	Form 51-102F3 Material Change Report regarding Entry into New Jersey, as originally filed on Sedar on October 13, 2023
34.	Form 45-106F1 Report of Exempt Distribution, as originally filed on Sedar on October 16, 2023
35.	News Release- Grown Rogue Reports Fourth Quarter 2023 Results, Third Consecutive Quarter of Record Revenue, as originally filed on Sedar on December 19, 2023
36.	News Release- Grown Rogue Announces Management Team Update, as originally filed on Sedar on January 4, 2024
37.	News Release- Grown Rogue Augments New Jersey Presence with Retail Investment, as originally filed on Sedar on January 17, 2024
38.	News Release- Grown Rogue Announces Change of Financial Year End, as originally filed on Sedar on January 29, 2024
39.	Notice of Change in Year End, as originally filed on Sedar on January 29, 2024
40.	Notice of Change in Year End (amended), as originally filed on Sedar on February 12, 2024
41.	Consolidated Financial Statements for the years ended October 31, 2023 and 2022, as originally filed on Sedar on February 28, 2024
42.	Form 13-501F1 Class 1 Reporting Issuers and Class 3B Reporting Issuers- Participation Fee, as originally filed on Sedar on February 28, 2024
43.	Form 13-501F1 Class 1 Reporting Issuers and Class 3B Reporting Issuers- Participation Fee, as originally filed on Sedar on February 28, 2024
44.	Form 51-102F1 Management Discussion & Analysis for the year ended October 31, 2023, as originally filed on Sedar on February 28, 2024
45.	Form 52-109FV1 CFO Certification of Annual Filings Venture Issuer Basic Certificate, as originally filed on Sedar on February 28, 2024
46.	Form 52-109FV1 CEO Certification of Annual Filings Venture Issuer Basic Certificate, as originally filed on Sedar on February 28, 2024
47.	News Release- Grown Rogue Reports Fiscal 2023 Results, as originally filed on Sedar on February 29, 2024
48.	News Release- Grown Rogue Announces Notice of Warrant Acceleration, as originally filed on Sedar on March 1, 2024
49.	News Release- Grown Rogue Announces Entry into Illinois, as originally filed on Sedar on March 5, 2024

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated March 11, 2024	GROWN ROGUE INTERNATIONAL INC.
(FORMERLY: NOVICIUS CORP.)

	By:	/s/ Obie Strickler
	Name:	Obie Strickler
	Title:	President & Chief Executive Officer

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